UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 5, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 5, 2022, announcing STMicroelectronics’ plan to build an integrated Silicon Carbide (SiC) substrate manufacturing facility in Italy.

PR N° C3124C

STMicroelectronics to build integrated Silicon Carbide

substrate manufacturing facility in Italy

•	First-of-a-kind SiC epitaxial substrate manufacturing facility in Europe
•	Full vertical integration to reinforce substrate supply for SiC devices and solutions enabling automotive and industrial customers in their shift to electrification and higher efficiency

Geneva, Switzerland, October 5, 2022 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, will build an integrated Silicon Carbide (SiC) substrate manufacturing facility in Italy to support the increasing demand from ST’s customers for SiC devices across automotive and industrial applications as they transition to electrification and seek higher efficiency. Production is expected to start in 2023, enabling a balanced supply of SiC substrate between internal and merchant supply.

The SiC substrate manufacturing facility, built at ST’s Catania site in Italy alongside the existing SiC device manufacturing facility, will be a first of a kind in Europe for the production in volume of 150mm SiC epitaxial substrates, integrating all steps in the production flow. ST is committed to develop 200mm wafers in the next future.

This project is a key step in advancing ST’s vertical integration strategy for its SiC business. The investment of €730 million over five years will be supported financially by the State of Italy in the framework of the National Recovery and Resilience Plan and it will create around 700 direct additional jobs at full build-out.

“ST is transforming its global manufacturing operations, with additional capacity in 300mm manufacturing and a strong focus on wide bandgap semiconductors to support its $20+B revenue ambition. We are expanding our operations in Catania, the center of our power semiconductor expertise and where we already have integrated research, development and manufacturing of SiC with strong collaboration with Italian research entities, universities and suppliers” said Jean-Marc Chery, President and Chief Executive Officer of STMicroelectronics. “This new facility will be key to our vertical integration in SiC, reinforcing our SiC substrate supply as we further ramp up volumes to support our automotive and industrial customers in their shift to electrification and higher efficiency”.

ST’s leadership in SiC is the result of 25 years of focus and commitment in R&D with a large portfolio of key patents. Catania has long been an important site for innovation for ST as the home of the largest SiC R&D and manufacturing operations, successfully contributing to the development of new solutions for producing more and better SiC devices. With an established eco-system on power electronics, including a long-term, successful collaboration between ST and different stakeholders (the University, the CNR -Italian National Research Council-, companies involved in equipment and product manufacturing) as well as a large network of suppliers, this investment will strengthen Catania’s role as a global competence center for Silicon Carbide technology and for further growth opportunities.

ST’s leading-edge, high-volume STPOWER SiC products are currently manufactured in its fabs in Catania and Ang Mo Kio (Singapore). Assembly and test are done at back-end sites in Shenzhen (China) and Bouskoura (Morocco). The investment in this SiC substrate manufacturing facility builds on this expertise and is a significant milestone on ST’s path towards reaching 40% internal substrate sourcing by 2024.

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 5, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience